REGISTRATION AND REPORTING UNDER THE SECURITIES EXCHANGE ACT OF 1934 ANNUAL REPORTS ON FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


03026487

For the transition period from ______ to ____

Commission file number 0-18050

PWPIPE EMPLOYEES' SAVINGS PLAN
(Title of Plan)

PW EAGLE, INC.
222 SOUTH NINTH STREET, SUITE 2880
MINNEAPOLIS, MINNESOTA 55402
(Name and Address of Principal Executive Offices of Employer Issuer)

PWPipe Employees' Savings Plan
Index
December 31, 2002 and 2001

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
Suite 1300
650 Third Avenue South
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Participants and Plan Administrator of
PWPipe Employees' Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of PWPipe Employees' Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2003
Minneapolis, Minnesota

PWPipe Employees' Savings Plan
Statement of Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments		
Registered investment companies/mutual funds	$ 19,518,723	$ 24,080,005
Guaranteed interest account	5,363,719	4,744,192
PW Eagle, Inc. common stock	362,979	240,356
Participant loans receivable	2,920,392	2,979,109
	28,165,813	32,043,662
Contributions receivable		
Participants	51,887	50,057
Employer	1,479,632	18,756
Assets available for benefits	$ 29,697,332	$ 32,112,475

The accompanying notes are an integral part of these financial statements.

PWPipe Employees' Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2002

Investment income (loss)	
Interest and dividend income	$ 796,165
Net depreciation of fair value of investments	(4,529,794)
	(3,733,629)
Contributions	
Participants	1,648,448
Employer	2,031,605
	3,680,053
Deductions	
Benefits paid to participants	(2,341,869)
Administrative expenses	(19,698)
	(2,361,567)
Net decrease in assets available for benefits	(2,415,143)
Assets available for benefits	
Beginning of year	32,112,475
End of year	$ 29,697,332

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the PWPipe Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, eligibility and other matters.

General

The Plan is a contributory defined contribution plan covering all qualified employees who are at least 18 years old, who have been employed for at least three months and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code of 1986, as amended (the "Code"). Prudential Insurance Company of America is the Trustee of the Plan.

Contributions

Each year, eligible participants may contribute to the Plan up to 25 percent of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with approval of the Administrative Committee.

The Company makes matching contributions of 50 percent of the eligible participants' pre-tax contributions up to the first 6 percent of compensation. Discretionary supplemental contributions may also be made by the Company, at its discretion, up to 7.5 percent of the compensation paid to the participant during the plan year. The Plan provides for overall contribution limitations as prescribed by Internal Revenue Service ("IRS") regulations.

The Company made a supplemental contribution of $1,458,507 for the year ended December 31, 2002.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If an employee does not allocate their contributions, the amounts are placed in the Prudential Guaranteed Interest Account.

The allocation of the participant's contributions to these investment funds may be changed daily. Each participant's account is credited with the participant's contributions and his or her share of employer contributions, and an allocation of related investment earnings thereon. Allocation of investment income is based on the value of participant's account at the close of each day.

Vesting

Participants are 100 percent vested in their own contributions, any Company contributions and related investment income at all times.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount, installments or combination of the two equal to the value of the participant's vested interest in his or her account provided the vested account balance is greater than $5,000. All vested account balances of $5,000 or less will be distributed through a lump sum payment.

Participant Loans
In accordance with the Plan document, participants may borrow up to 50 percent of their vested account balance, not to exceed $50,000. Loans must be repaid by the participant within five years unless the loan is used to acquire a participant's primary residence, in which case the term may not exceed 20 years. The loan interest rate is 1 percent over the prime lending rate on the 15th day of the month (or next business day) prior to the beginning of the calendar quarter in which the loan originates. Interest rates on outstanding loans at December 31, 2002, ranged from 5.75 percent to 10.5 percent. Loans mature at various dates through May 2022 and are generally paid through monthly payroll deductions.

Plan Termination
The Company intends to continue the Plan without interruption but reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the Plan document provides that the assets of the Plan shall be allocated for the exclusive benefit of participants, their beneficiaries, survivors or estates.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments
Investments in mutual funds and common stock are stated at fair value based on quoted market prices. The Guaranteed Interest Account is composed of guaranteed investment contracts which are deemed fully benefit responsive by the plan administrator and Prudential Insurance Company of America and are carried at contract value which approximates fair value. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Investment Earnings
Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Employer supplemental contributions are recorded in the period in which they are approved by the Company.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Substantially all expenses related to maintaining the Plan are paid by the Company.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits in future periods.

3. Investments

All investments are valued at fair value, except for the Guaranteed Interest Account, which is valued at contract value.

The following presents investments of the Plan at December 31, 2002 and 2001:

	2002	2001
Prudential Funds		
Small Company Value Fund	$ 687,742	$ 881,128
Stock Index Fund*	2,552,168	3,661,628
Jennison Growth Fund*	4,589,356	7,524,638
Jennison Equity Opportunity Fund	321,016	321,738
Government Income Fund*	2,585,756	2,002,167
International Value Fund*	1,835,354	2,265,158
PIMCO Total Return Fund*	1,921,748	1,096,423
MFS Value Fund	1,159,390	639,759
AIM International Equity Fund	85,033	117,018
Franklin California Growth Fund*	1,465,822	1,800,031
American Balanced Fund*	2,315,338	-
Scudder Total Return Fund	-	3,121,568
Fidelity Advisors Growth Opportunity Fund	-	648,749
Registered investment companies/mutual funds	19,518,723	24,080,005
Guaranteed Interest Account*	5,363,719	4,744,192
PW Eagle, Inc. common stock, 80,662 and 58,198 shares,	362,979	240,356
respectively	2,920,392	2,979,109
Participant loans receivable	$ 28,165,813	$ 32,043,662

* Investments that represent 5 percent or more of the Plan's assets.

The Plan's investments depreciated in value for the year ended December 31, 2002, as follows:

Registered investment companies	$ (4,529,825)
PW Eagle, Inc. common stock	31
	$ (4,529,794)

The Prudential Guaranteed Interest Account consists of investment in fixed income securities having short to intermediate maturities. The interest rate for the Guaranteed Interest Account was 3.75 percent and 4.5 percent at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002 and 2001, the Guaranteed Interest Account had an effective yield of approximately 5.1 percent and 6.1 percent, respectively. Interest on money invested in the Guaranteed Interest Account is credited daily. The announced interest rate stays in effect through the end of the following calendar year and the renewal interest rate is revised quarterly.

4. Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 29, 2002, indicating that the Plan is designed in accordance with applicable sections of the Code and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Related Party Transactions

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company. For the year ended December 31, 2002, purchases and sales of securities under the Trustee's control were $7,390,502 and $7,651,061, respectively. For the year ended December 31, 2002, purchases and sales of securities of the Company were $253,649 and $131,057, respectively.

SUPPLEMENTAL SCHEDULE

PWPipe Employees' Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2002

Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Prudential Funds			
*	Small Company Value Fund	Mutual fund, 56,035 units		$ 687,742
*	Stock Index Fund	Mutual fund, 130,213 units		2,552,168
*	Jennison Growth Fund	Mutual fund, 447,306 units		4,589,356
*	Jennison Equity Opportunity Fund	Mutual fund, 25,579 units		321,016
*	Government Income Fund	Mutual fund, 275,080 units		2,585,756
*	International Value Fund	Mutual fund, 131,284 units		1,835,354
	PIMCO Total Return Fund	Mutual fund, 180,108 units		1,921,748
	MFS Value Fund	Mutual fund, 70,181 units		1,159,390
	AIM International Equity Fund	Mutual fund, 6,654 units		85,033
	Franklin California Growth Fund	Mutual fund, 61,486 units		1,465,822
	American Balanced Fund	Mutual fund, 160,787 units		2,315,338
*	PW Eagle, Inc.	Common stock, 80,662 units		362,979
*	Prudential Insurance	Guaranteed interest account		5,363,719
*	Participant loans	Participant loans receivable, 5.75 percent - 10.5 percent, payable through May 2022		2,920,392
				$ 28,165,813

* Denotes party-in-interest.

** Historical cost information is omitted as it is no longer required by the Department of Labor under the instructions to the Form 5500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PWPIPE EMPLOYEES' SAVINGS PLAN

BY: ______________________

Neil R. Chinn
Plan Administrator
Vice President Human Resources
PW Eagle, Inc.

Date: July 2, 2003

EXHIBIT INDEX

Number	Description
99.1	Consent of Independent Accountants.
99.2	Certification by the Plan Administrator and Vice President of Human Resources pursuant to section 906 of the Sarbanes Oxley Act. *
99.3	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes Oxley Act.*

* This certification accompanies this Annual Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of the Securities Exchange Act of 1934. A signed original of this written statement required by Section 906 has been provided to PW Eagle, Inc. and will be retained by PW Eagle, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-64002) of PW Eagle, Inc. of our report dated June 25, 2003, relating to the financial statements of the PWPipe Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis. Minnesota
July 2, 2003

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the PWPipe Employees' Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), the undersigned officer of PW Eagle, Inc., the sponsor of the Plan, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan as of the dates and for the periods expressed in the Report.

Dated: July 2, 2003

Neil R. Chinn
Plan Administrator and member of
the Administrative Committee of the
PWPipe Employees' Savings Plan
and Vice President Human
Resources of PW Eagle, Inc.

EXHIBIT 99.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the PWPipe Employees' Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), the undersigned officer of PW Eagle, Inc., the sponsor of the Plan, certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan as of the dates and for the periods expressed in the Report.

Dated: July 2, 2003

Roger R. Robb
Member of the Administrative Committee of
the PWPipe Employees' Savings Plan and
Chief Financial Officer of PW Eagle, Inc.,
The Plan Sponsor